STELLAR RESOURCES LTD.
3155 E. Patrick Lane, Suite 1
Las Vegas, Nevada 89120-348
Telephone: (702) 898-6004
Facsimile: (702) 898-6012

May 19, 2006

The United States Securities   **Via Fax: 1-202-772-9368**
& Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549 - 7010

Attention: Tracie Towner

Re: 2005 10-KSB for Fiscal Year Ended July 31, 2005

We are responding to your letter to us dated April 14, 2006 and reply as follows:

Controls and Procedures, pages 26-27

2.   There were no changes in our internal controls over financial reporting during the fourth fiscal quarter. We also addressed the same issue in our Form 10-QSB for the period ended January 31, 2006 as follows:

"(a) Evaluation of Disclosure Controls and Procedures. The Company's chief executive officer and chief financial officer have evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report. Based on that evaluation, the chief executive officer and chief financial officer have concluded that the Company's disclosures and procedures are effective. Also, based on that evaluation, the chief executive officer and chief financial officer have concluded that the Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

2

(b) Changes in Internal Controls. There have been no changes in the Company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 of the Securities Exchange Act of 1934 that occurred during the Company's fourth fiscal quarter year ending July 31, 2005 for which this report is filed that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting."

Form 10-QSB for quarter ending January 31, 2006 is as follows:

<u>Item 3.   Control and Procedures</u>

(a) Evaluation of Disclosure Controls and Procedures. The Company's chief executive officer and chief financial officer have evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this quarterly report. Based on that evaluation, the chief executive officer and chief financial officer have concluded that the Company's disclosures and procedures are effective. Also, based on that evaluation, the chief executive officer and chief financial officer have concluded that the Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(b) Changes in Internal Controls. There have been no changes in the Company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 of the Securities Exchange Act of 1934 that occurred during the Company's quarter ended January 31, 2006 for which this report is filed that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting."

We look forward to hearing from you.

Yours truly,

STELLAR RESOURCES LTD.

PER:

ANDREW REID
President